

October 9, 2008

Mr. D. Bruce Horton
Chief Financial Officer
Morgan Creek Energy Corp.
5050 Quorum Drive, Suite 700
Dallas, Texas 75254

> **Re:** **Morgan Creek Energy Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 000-52139**

Dear Mr. Horton:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief